United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale on temporary removal of its Executives

Rio de Janeiro, March 2nd, 2019 — Vale S.A. (“Vale”) informs that, at the end of Friday, March 1st 2019, its Board of Directors received from the Federal Public Prosecution Office (Ministério Público Federal), the Public Prosecution Office of the State of Minas Gerais (Ministério Público do Estado de Minas Gerais), the Federal Police and the Civil Police of Minas Gerais the Recommendation No. 11/2019 with considerations and recommendations on the dismissal of some executives and employees at various levels of the company.

Vale’s Board of Directors held meetings during Friday night, March 1st, 2019 and Saturday morning, March 2nd, 2019, including interactions with the company’s executives. During these discussions, the Board received from the executives Fábio Schvartsman (CEO), Gerd Peter Poppinga (Executive Director of Ferrous and Coal), Lucio Flavio Gallon Cavalli (Head of Planning and Development of Ferrous and Coal) and Silmar Magalhães Silva (Head of Operations of the Southeast Corridor), requests for temporary removal from office, which were immediately accepted.

The Board of Directors then initiated the interim succession plan previously discussed: to appoint Eduardo de Salles Bartolomeo (currently Executive Director of Base Metals) as the interim CEO of Vale as of this date. Claudio de Oliveira Alves (current Head of Pellet and Manganese) will hold the interim position of Executive Director of Ferrous and Coal and Mark Travers (Head of Legal, Institutional Relations and Sustainability of Base Metals), will hold the interim position of Executive Director of Base Metals.

Vale also informs that its Board of Directors remains in readiness to seek a transparent and productive relationship with the Brazilian authorities in order to clarify the facts, to properly remediate the damages and to maintain the company’s integrity, and that will keep society and markets informed about any new fact.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 2, 2019		Director of Investor Relations